

Mail Stop 3561

February 24, 2016

Michael Z. Barkin
Executive Vice President and Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

> **Re:** **Vail Resorts, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **Filed September 28, 2015**
> **File No. 001-09614**

Dear Mr. Barkin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2015

Note 5. Acquisitions
Park City, page F-17

1. We note from your disclosure on page F-18 that the estimated fair value of the Park City Litigation of $26.5 million was not received in cash, but was reflected as part of the cash price negotiated for the Park City acquisition and included in the total consideration for the acquisition of Park City. We note the fair value of the settlement of $26.5 million was determined by applying market capitalization rates to the estimated fair market value of the land and improvements plus an estimate of statutory damages and interest. Please provide us your fair value calculation and as part of your response, discuss the significant assumptions and/or estimates made by management, including why you believe such assumptions or estimates are appropriate in light of the circumstances. Please also provide us with your analysis which shows your calculation for determining fair market value of rents due the company and the estimate of fair value for the settlement that applied to the period prior to the Canyons transaction.

2. Further, in light of your preexisting relationship with Park City, please tell us how you considered the guidance prescribed in ASC 805-10-25-20 in determining the appropriate accounting treatment of the Park City Litigation settlement for which the entire amount was included as part of the purchase price for Park City. It appears that the amounts involved in the settlement should not be part of the exchange for Park City, but rather accounted for as a separate transaction pursuant to ASC 805-10-25-21a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Branch Chief
Office of Transportation and Leisure